UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

White Mountain Titanium Corporation
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

964109 10 2
(CUSIP Number)

KIN WONG
XINCHANG CNTY PARTY COMMITTEE PARTY SCHO
SHILLIQUIANXI SCENIC AREA QIZING STREET
XINCHANG COUNTY
ZHEJIANG PROVI, F4 00000
86-13823204232
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

KIN WONG

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) [X]
(B) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,578,927 SHARES
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,500,000 SHARES
PERSON	9	SOLE DISPOSITIVE POWER
WITH
3,578,927 SHARES
	10	SHARED DISPOSITIVE POWER

1,500,000 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,078,927 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.20%
14	TYPE OF REPORTING PERSON*
IN

1	NAME OF REPORTING PERSON

GRAND AGRICULTURE INVESTMENT LIMITED

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

NO 1182616 (CERTIFICATION OF INCORPORATION OF HONG KONG)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) [ ]
(B) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 SHARES
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,500,000 SHARES
PERSON	9	SOLE DISPOSITIVE POWER
WITH
0 SHARES
	10	SHARED DISPOSITIVE POWER

1,500,000 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.54%
14	TYPE OF REPORTING PERSON*
IV

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of White Mountain Titanium Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Augusto Leguia 100, Oficina 1401 Las Condes, Santiago, Chile.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D Statement is filed jointly by Kin Wong, an individual, and Grand Agriculture Investment Limited (“GAI”), a Hong Kong company (Mr. Wong and GAI together, the “Reporting Persons”). Mr. Wong is the Chief Executive Officer, Chairman, and a director of the Issuer and GAI is engaged in the business of investing and trading.

Mr. Wong is the owner of GAI. Due to his relationship to GAI, Mr. Wong may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GAI. As such, Mr. Wong may be deemed to have shared beneficial ownership over such shares of Common Stock.

The principal business address of Mr. Wong is XINCHANG CNTY PARTY COMMITTEE PARTY SCHO, SHILLIQUIANXI SCENIC AREA QIZING STREET, XINCHANG COUNTY, ZHEJIANG PROVI, F4 00000. The principal business address of GAI is UNIT C & D, 9/F, NEICH TOWER, 128 GLOCESTER ROAD, WANCHAI, HONG KONG.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wong is a citizen of Hong Kong, the SAR of The People’s Republic of China and GAI is domiciled in Hong Kong.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In July 2007, Mr. Wong purchased 2,000,000 shares of the Issuer’s Common Stock and warrants to purchase 2,000,000 shares of the Issuer’s Common Stock as part of a private placement for $1,000,000.

In December 2013, Mr. Wong purchased 700,000 shares of the Issuer’s Common Stock and warrants to purchase 700,000 shares of the Issuer’s Common Stock as part of a private placement for $245,000.

On September 29, 2014, Mr. Wong was granted options to purchase 400,000 shares of the Issuer’s Common Stock as a signing bonus for entering into the Rich Top Agreement (as explained in Item 6 below).

On June 11, 2015, Mr. Wong was issued 85,000 shares of the Issuer’s Common Stock for services as a director and officer of the Issuer.

On August 25, 2015, GAI was issued warrants to purchase 1,500,000 shares of the Issuer’s Common Stock as bonus warrants as additional compensation for completing a $10,0000,000 funding pursuant to a Binding MOU between the Issuer and GAI.

ITEM 4. PURPOSE OF TRANSACTION.

The purposes of the transactions described in response to Item 3 above were to provide financing for the Issuer, to effect a change in control of the board of directors of the Issuer and its operations, to provide compensation for services as a director and officer of the Issuer, and to provide additional incentive-based compensation for GAI to complete the Binding MOU funding.

Except to the extent provided in this Schedule 13D and as disclosed above, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)          As of August 10, 2015, the Issuer had 96,114,442 shares of Common Stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015. After the consummation of the transactions described in Item 3 above, (i) Mr. Wong beneficially owns 5,078,927 shares of Common Stock (consisting of 3,578,927 shares beneficially owned by Mr. Wong and 1,500,000 shares beneficially owned by GAI), which constitutes beneficial ownership of approximately 5.20% of the outstanding shares; and (ii) GAI beneficially owns 1,500,000 shares of Common Stock which constitutes beneficial ownership of approximately 1.54% of the outstanding shares.

(b)          Mr. Wong is the owner of GAI and, as such, he has shared voting and dispositive power with GAI of the warrants to purchase 1,500,000 shares of the Issuer’s Common Stock owned by GAI.

(c)          The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as set forth in response to Item 3 above.

(d)          The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own as provided herein.

(e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the terms of the Rich Top Agreement, Mr. Wong agreed to serve as Chairman and Chief Executive Officer of the Issuer and his company will provide designated management services. The terms of the agreement are retroactive to July 1, 2014, when Mr. Wong first began providing the services. The base amount payable under the agreement is $13,500 per month, plus reimbursable out of pocket expenses. Effective August 1, 2014, and until May 2015, $1,700 of this base amount was not paid but accrued, without interest, and was paid promptly, not later than the last business day of June 2015. As a signing bonus, the Issuer granted to Mr. Wong options to purchase up to 400,000 shares of common stock pursuant to the terms of the Issuer’s 2010 Stock Option/Stock Issuance Plan (the “Plan”). These options are fully vested, will expire on December 31, 2017, and are exercisable at $0.45 per share. In addition, the Issuer has agreed to grant Mr. Wong the following stock bonuses under the Plan: (i) 300,000 shares after the closing price of the Issuer’s stock has been maintained at or above the price of $1.00 per share for at least two thirds of the trading days during any 30-consecutive-trading-days’ period, (ii) 500,000 shares upon the Issuer signing the first definitive strategic alliance agreement and/or arrangement of project capital of not less than $10,000,000, excluding the current funding as provided in the Binding MOU, as amended; and (iii) 200,000 shares upon obtaining a listing for the Issuer’s stock on a senior stock exchange in Asia. Mr. Wong will also be entitled to participate in the Issuer’s annual management share compensation pool. The Issuer has agreed to provide him with the use of office space at the Issuer’s offices. The agreement also provides for severance payments in the event of termination upon a change of control by which he would receive a severance payment equal to the highest annual base amount, immediate vesting of any unvested options, warrants or other convertible instruments, the pro rata amount of any bonuses or share compensation pool, and the extension of the exercise period of any options, warrants or other convertible instruments for at least six months following termination. The agreement may be terminated by either party without cause upon three months’ written notice.

On December 3, 2013, the Issuer entered into the Binding Memorandum of Understanding (the “MOU”), as amended on July 30, 2014, with GAI. On August 5, 2015, pursuant to the MOU, the closing of the Second Tranche Units occurred with the sale of the remaining Second Tranche Units. As a result, warrants to purchase 1,500,000 shares of the Issuer’s Common Stock (the “Bonus Warrants”) were issued to GAI at no additional cost. The Bonus Warrants vest immediately, are exercisable at $0.55 per share, and expire on December 31, 2017.

See Items 2, 3, and 5.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
Binding Memorandum of Understanding dated December 3, 2013	10-K	333-129347	10.31	3/14/14
Amendment to Binding Memorandum of Understanding, dated September 11, 2014	10-Q/A	333-129347	10.1	2/27/15
Management Services Agreement effective July 1, 2014 with Rich Top Management Limited	8-K	333-129347	99.3	10/3/14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2015
Kin Wong

Grand Agriculture Investment Limited
By:
Dated: August 20, 2015	Kin Wong